Exhibit 99.1

17 November 2004

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A letter from Fidelity Investments dated 16 November 2004 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 17 November 2004, relating to the purchase of ordinary shares of 27.5p each. An extract follows:

Dear Sirs

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Kerrie Barnett on 01737 837148 or by FAX on 01737 837450.

Yours faithfully

Kerrie Barnett
Regulatory Reporting Analyst

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – U.K. COMPANIES ACT

1.	Company in which shares are held: Royal & Sun Alliance Ins Group

2.	Notifiable Interest: Ordinary Shares

(A)	FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)	Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.	The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4.	The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5.	These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6.	The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

By	___________________________
Catherine Chau
Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME

	18,256,340	FIL	Bank of New York London Total
	198,700	FIL	Bankers Trust Total
	1,694,200	FIL	Brown Brothers Harriman Total
	7,856,862	FIL	Chase Manhattan Bank London Total
	255,360	FIL	Citibank Total
	529,340	FIL	Deutsche Bank Total
	60,700	FIL	Dexia Privatbank (Schweiz) Total
	22,085,126	FIL	HSBC Holdings Nominee (UK) Limited Total
	5,768,274	FIL	JP Morgan Total
	334,619	FIL	Mellon Bank Total
	346,900	FIL	Mellon Nominees Ltd Total
	9,153,997	FIL	Northern Trust Total
	285,900	FIL	Nortrust Nominees Ltd. Total
	2,355,400	FIL	RBS Trust Bank Total
	1,407,400	FIL	State Street Bank & Trust Total
	54,613,956	FISL	Chase Manhattan Bank London Total
	2,438,600	FISL	JP Morgan Total
	1,564,100	FMTC	Bank of New York Total
	15,500	FMTC	Brown Brothers Harriman Total
	2,812,800	FMTC	BT Globenet Nominees Limited Total
	11,600	FMTC	Lloyds Bank Nominees Limited Total
	1,123,900	FMTC	Northern Trust Total
	1,361,900	FMTC	State Street Bank & Trust Total
	721,500	FMTC	State Street Nominees Ltd. Total
	1,668,714	FPM	Bank of New York London Total
	1,801,053	FPM	Chase Nominees Ltd Total
	514,700	FPM	Citibank Total
	168,900	FPM	Deutsche Bank Total
	613,400	FPM	Mellon Nominees Ltd Total
	522,599	FPM	Northern Trust Total

	140,542,340		Grand Total Ordinary Shares

Shares in issue:	2,889,321,090

Current ownership percentage:	4.86%

Change in holdings since last filing          (6,308,907) ordinary shares

Name of contact and telephone number for queries

Lva Simms          020 7111 7071

Name and signature of authorised company official responsible for making this notification

Jackie Fox, Deputy Group Company Secretary

Date of notification 17 November 2004